Principal Funds, Inc.
680 8th Street
Des Moines, Iowa 50392-2080

September 21, 2009

Via EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention: John Grzeskiewicz, Esq.

Re:	Principal Funds, Inc.
Registration Statement on Form N-14 (File No. 333-161012)

Ladies and Gentlemen:

     Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Act”), Principal Funds, Inc. (the “Registrant”) is hereby filing a delaying amendment with respect to the above-referenced Registration Statement on N-14 which was filed with Securities and Exchange Commission (“Commission”) on August 4, 2009 and with respect to Pre-Effective Amendment No. 1 was filed on August 31, 2009 (the “Registration Statement”). The Registration Statement relates to the proposed reorganization of certain share classes of two funds of the Registrant into other, respective funds of the Registrant.

     The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

     Pursuant to the requirements of the Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Des Moines and the State of Iowa, on the 21st day of September, 2009.

     If you have any questions or comments with respect to this filing, please contact Bruce W. Dunne of Dykema Gossett PLLC at 202-906-8712.

Very truly yours,

PRINCIPAL FUNDS, INC.

/s/Adam U. Shaikh
By:
Adam U. Shaikh
Assistant Counsel